Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statement on Form S-1 of Central Pacific Financial Corp. of our reports dated February 9, 2011, with respect to the consolidated balance sheets of Central Pacific Financial Corp. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Central Pacific Financial Corp. and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 9, 2011 on the consolidated financial statements contains an explanatory paragraph that states the Company entered into a consent order dated December 8, 2009 with its primary banking regulators that among other things restricts certain operations and requires the Company to increase its leverage and total risk based capital ratios to at least 10% and 12%, respectively, by March 31, 2010 and maintain such levels thereafter. The Company failed to meet the aforementioned capital ratio requirements as well as other requirements of the consent order, which exposes Central Pacific Financial Corp. to additional restrictions and regulatory actions, including seizure of Central Pacific Bank. This situation raises substantial doubt about Central Pacific Financial Corp.’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Honolulu, Hawaii

April 4, 2011